Annual Report

Cover Page

Name of issuer:

New Way Homes, Inc.

Legal status of issuer:

Form: Other

Other (specify):   501(c)(3) Non-Profit

Jurisdiction of Incorporation/Organization: CA

Date of organization: 4/6/2015

Physical address of issuer:

1040 Mystery Spot Road
Santa Cruz CA 96065

Website of issuer:

http://www.newwayhomes.org

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,365,239.00	$6,934,128.00
Cash & Cash Equivalents:	$1,687,010.00	$2,546,818.00
Accounts Receivable:	$726.00	$13,937.00
Short-term Debt:	$1,158,582.00	$164,118.00
Long-term Debt:	$5,714,980.00	$6,347,522.00
Revenues/Sales:	$622,950.00	$377,566.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$15,391.00	$14,031.00
Net Income:	$44,761.00	($92,823.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

New Way Homes, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Unfortunately the company was not aware they were required to file this Annual Report.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Micah Silvey	Director, Certification	Green Business Certification, Inc.	2017
Andrew Ow	Counsel	Ow Family Properties	2019
Robert Singleton	Executive Director	Santa Cruz County Business Council	2015
Christine Sippl	Sr. Director for Impact and Partnerships	Encompass Community Services	2015
		A+O Design	

Aura Oslapas	Principal	... Design Partners	2015
Owen Lawlor	Principal	Lawlor LandUse	2015
James Rector	Sunwest Bank	Sr. Vice President and Director of Renewable Energy Division,	2015
John Ballard	Strategic Advisor for SPX Corporation	Independent Contractor	2021
Uche Uwahemu	State Legislator Staff	State of CA	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Sibley Simon	President	2015
Robert Singleton	Secretary	2015
John Ballard	CFO and Treasurer	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Residential Real Estate Assets may experience catastrophic events or major market value changes or changes in debt financing markets.

Events such as natural disasters, fires, the COVID-19 health & economic crisis, sudden economic downturns, or other events may cause significant loss of value to the real estate assets of NWH's borrowers and/or a sudden need of capital. Over time, it is possible that the multifamily residential rental real estate market in California will change significantly; if rents go down, or if they increase much slower than historically has been the case, then a project may not be able to afford sufficient replacement reserves, operating funds, or debt service payments.

NWH's operations are subject to regulation.

NWH's operations are subject to federal, state, county, local and other regulations that are subject to change without notice. In addition, there may be other legal, tax and/or regulatory changes that NWH may or may not be able to foresee that may materially affect NWH. Further, NWH's borrowers will engage in development projects whose success is dependent upon the approval of local jurisdictions and regulatory bodies, including for variances relative to current regulations. Any given development project may not get the approvals anticipated, and therefore may lose the benefit of significant expenditures, such as acquiring or optioning properties, preparing projects, and seeking approvals.

NWH's financial model and project plans may not be accurate or successful.

Real estate development projects carry significant risks, such as legal risks, approval risks, contractor performance risks, and risks related to unanticipated issues with a building site (e.g. pollutants, geologic characteristics, archeological value, etc.).

Maintenance, utility, compliance, property management, variable interest rate, or other expenses may significantly exceed anticipated levels.

NWH is dependent on key personnel.

NWH's day-to-day operations are conducted by Sibley Verbeck Simon. The organization's future operations may depend upon its ability to attract and retain highly skilled personnel and board members, of which there is no guarantee.

Prices of construction labor and materials can fluctuate significantly due to changes in demand and supply. The costs, availability, and quality of materials and services can increase a project's costs and therefore reduce the project's ability to repay NWH.

NWH's borrowers (the housing projects) might not be able to service their debt obligations or might have other financial difficulties.

PSEs will have debt from other lenders, and the debt to NWH will typically be subordinated to such debt to third parties. No assurances can be made that these entities will be able to achieve their operating or financial projections or that they will be able to service their debt, including the Notes. Repayment of Notes in particular may rely on the borrower's ability to refinance or obtain other debt, of which there is no guarantee at the time Notes become payable.

There may be conflicts of interest with NWH Management, directors, and affiliates.

Sibley Verbeck Simon, President, will, and others who will serve on the Board of Directors of NWH and control NWH, may have interests in a variety of activities other than NWH. Accordingly, conflicts may arise in the allocation of time between NWH and one or more of these activities and in the involvement in or ownership of related entities. Potential conflicts of interest could exist or may develop in the future among NWH, its Note holders, its land partners, and/or any affiliate of the foregoing, which should be considered carefully by each potential Note holder.

Our success and ultimately the repayment of investor loans is dependent upon raising the additional capital needed for the construction of projects, in most cases both as debt and equity capital or in some cases as donations to the charitable projects. There can be no assurance that such funding will be available or will be available on favorable terms.

To date there have been no legal claims against NWH or any of the development projects it has funded. However, it is not uncommon for development projects to lead to legal disputes, and even when those disputes are between third parties and local jurisdictions, NWH may be required or it may be in NWH's best interest to participate in or fund legal defense or related activities. NWH's insurance may not adequately cover these claims and even if such claims are unsuccessful, the costs incurred in defending against these claims, in terms of the money and the time and distraction of NWH Management, could have a material adverse effect on our business, results of operations or financial condition.

Affordable multifamily rental housing development and operations in some cases rely on the Federal and State Rental Subsidy Vouchers and associated public policy.

James Rector and Robert Singleton are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the Issuer. Discussion should be tailored to the Issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
			⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Community Foundation Santa Cruz County
Issue date	07/31/18
Amount	$350,000.00
Outstanding principal plus interest	$350,000.00 as of 06/29/23
Interest rate	3.0% per annum
Maturity date	07/31/25
Current with payments	Yes

3% interest-only impact loan from Community Foundation Santa Cruz County, unsecured.

Loan

Lender	Community Vision
Issue date	08/06/18
Amount	$30,000.00
Outstanding principal plus interest	$9,615.00 as of 06/29/23
Interest rate	0.0% per annum
Maturity date	12/07/23
Current with payments	Yes

0% Catalyst Loan from Community Vision secured by UCC filing on NWH's assets.

Loan

Lender	Adrian Dominican Sisters Community Investment Fund
Issue date	08/31/18
Amount	$250,000.00
Outstanding principal plus interest	$250,000.00 as of 06/29/23
Interest rate	3.0% per annum
Maturity date	09/01/23
Current with payments	Yes

3% interest-only impact loan from Adrian Sisters Community Investment Fund

Loan

Lender	19 separate accredited investors
Issue date	04/29/19
Amount	$682,000.00
Outstanding principal plus interest	$696,493.00 as of 06/29/23

Outstanding principal plus interest	[illegible]
Interest rate	3.15% per annum
Maturity date	06/28/28
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	two separate accredited investors
Issue date	12/30/19
Amount	$110,000.00
Outstanding principal plus interest	$112,338.00 as of 06/29/23
Interest rate	3.15% per annum
Maturity date	06/28/29
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	Community Foundation Santa Cruz County
Issue date	04/30/20
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 06/29/23
Interest rate	3.0% per annum
Maturity date	06/30/30
Current with payments	Yes

3% interest-only 10-year impact loan from the Community Foundation Santa Cruz County, unsecured.

Loan

Lender	two accredited investors
Issue date	12/30/20
Amount	$21,315.00
Outstanding principal plus interest	$21,768.00 as of 06/29/23
Interest rate	3.15% per annum
Maturity date	06/28/30
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	Various
Issue date	05/26/21
Amount	$523,162.00
Outstanding principal plus interest	$531,215.44 as of 09/29/23
Interest rate	4.25% per annum
Maturity date	06/30/30
Current with payments	Yes

The balance as of 6/30/23 is $523,162 less $3,000 in principal repaid in 2021 plus $11,053.44 is equals a total of $531,215.44

Loan

Lender	two accredited investors
Issue date	06/07/21
Amount	$3,010,000.00
Outstanding principal plus interest	$3,057,408.00 as of 06/29/23
Interest rate	3.15% per annum
Maturity date	06/28/31
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	three accredited investors
Issue date	01/03/22
Amount	$150,000.00
Outstanding principal plus interest	$153,188.00 as of 06/29/23
Interest rate	4.25% per annum
Maturity date	06/30/31
Current with payments	Yes

The 4.25% interest is a fixed interest rate. These notes are junior to all other debt of the organization.

Loan

Lender	three accredited investors
Issue date	12/30/22
Amount	$195,000.00
Outstanding principal plus interest	$199,144.00 as of 06/29/23
Interest rate	4.25% per annum
Maturity date	06/30/32
Current with payments	Yes

The 4.25% interest is a fixed interest rate. These notes are junior to all other debt of the organization.

Loan

Lender	accredited investor
Issue date	01/13/23
Amount	$14,000.00
Outstanding principal plus interest	$14,287.00 as of 06/29/23
Interest rate	4.25% per annum
Maturity date	06/30/33
Current with payments	Yes

The 4.25% interest is a fixed interest rate. These notes are junior to all other debt of the organization.

The 4.25% interest is a fixed interest rate. These notes are junior to all other debt of the organization.

INSTRUCTION TO QUESTION 24. name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2021	Regulation Crowdfunding	Debt	$523,162	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Ballard Trust
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	12/30/22
Outstanding principal plus interest	$51,063.00 as of 09/22/23
Interest rate	4.25% per annum
Maturity date	06/30/32
Outstanding	Yes
Current with payments	Yes
Relationship	NWH's Treasurer John Ballard is a beneficiary of this trust

The 4.25% interest is a fixed interest rate. These notes are junior to all other debt of the organization.

Name	Envision I, LLC
Amount Invested	($500,000.00)
Transaction type	Loan
Issue date	02/04/22
Outstanding principal plus interest	$542,894.00 as of 09/22/23
Interest rate	6.0% per annum
Maturity date	06/30/27
Outstanding	Yes
Current with payments	Yes
Relationship	The LLC is part-owned by NWH President Sibley Simon

The Company has made a loan for up to $4.6M to Envision I, LLC for pre-development expenses on housing projects that meet NWH mission and specific criteria. Interest accrues on this loan at 6%. The loan is made up of 10 Notes of which this 2022 transaction is one. The first Note with a principal amount of $500,000 has been fully repaid; the other Notes have maturity dates ranging from 6/30/2024 to 6/30/2029. Envision I, LLC is 50% owned by NWH President Sibley Simon. This loan is overseen by NWH's Board of Directors and includes a variety of restrictions related to NWH's loan policies and conflict of interest policy, including affordability restrictions on housing projects developed, disallowing Envision I, LLC from making any payments to its owners while this loan is outstanding, and requiring any services by companies related to a NWH officer or director to be performed at materially below-market rates approved by NWH's Board under its conflict-of-interest policy.

Name	Envision I, LLC
Amount Invested	($700,000.00)
Transaction type	Loan
Issue date	08/19/22
Outstanding principal plus interest	$736,823.00 as of 09/22/23
Interest rate	6.0% per annum
Maturity date	06/30/27
Outstanding	Yes
Current with payments	Yes
Relationship	The LLC is part-owned by NWH President Sibley Simon

The Company has made a loan for up to $4.6M to Envision I, LLC for pre-development expenses on housing projects that meet NWH mission and specific criteria. Interest accrues on this loan at 6%. The loan is made up of 10 Notes of which this 2022 transaction is one. The first Note with a principal amount of $500,000 has been fully repaid; the other Notes have maturity dates ranging from 6/30/2024 to 6/30/2029. Envision I, LLC is 50% owned by NWH President Sibley Simon. This loan is overseen by NWH's Board of Directors and includes a variety of restrictions related to NWH's loan policies and conflict of interest policy, including affordability restrictions on housing projects developed, disallowing Envision I, LLC from making any payments to its owners while this loan is outstanding, and requiring any services by companies related to a NWH officer or director to be performed at materially below-market rates approved by NWH's Board under its conflict-of-interest policy.

Name	Workbench
Amount Invested	($171,500.00)
Transaction type	Other
Issue date	08/19/22
Relationship	NWH President Sibley Simon is also an officer of Workbench (but not an owner)

This was a fixed-fee contract for architectural services on better-than-market terms for planning permit application work on the 8930 MacArthur Blvd project.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

New Way Homes' mission is to create a scalable solution for developing affordable and below-market-rate housing.

We have proven how to start solving the housing crisis in high-cost regions with less public subsidy. We fund housing development in new ways so that below-market-rate housing is financially sustainable. We partner with non-profit land owners to reduce land costs. Then we price housing based on cost - providing a fair return to investors and making housing affordable.

New Way Homes funds and creates below-market-rate rental housing: affordable, workforce, supportive, and other discounted housing that is all financially sustainable. We are proving a scalable new model for filling the HUGE housing production gap. We often partner with non-profit land owners such as churches who have available land for mission-driven housing. In most cases we do not compete for the scarce, government dollars for housing construction that are already fully used.

In funding specific housing development projects, we aim to:

- increase housing equity; e.g. many of our projects are creating housing owned by Black churches.

- add to the sustainability of non-profit land owners that are serving their local communities.

- increase environmental sustainability of housing in our community.

In 5 years, we want to have created an entire new part of the housing industry that has a fair balance between investor returns and maximizing affordability. We hope to be creating thousands of units of mission-driven housing per year in the least affordable areas of California and that others will be duplicating what we're doing here and across the country. We already have non-profit land owners coming to us at the rate to achieve this and 350 units under design or in construction.

Milestones

New Way Homes, Inc. was incorporated in the State of California in April 2015.

Since then, we have:

- Completed construction on our first 19 homes.
- Entitled (received planning permits for) an additional 139 homes.
- Started planning on >200 more homes.
- Received and been awarded >$10M in funding to NWH for use on pre-development costs across projects, including funding from, Common Spirit, Adrian Dominican Sisters, Facebook, community foundations in Santa Cruz & Silicon Valley, Chan Zuckerberg Initiative, Community Vision, and over 200 individuals.
- Made all interest and debt payments due for >7 years.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2022, the Company had revenues of $622,950 compared to the year ended December 31, 2021, when the Company had revenues of $377,566
- *Assets*. As of December 31, 2022, the Company had total assets of $7,365,239, including $1,687,010 in cash. As of December 31, 2021, the Company had $6,934,128 in total assets, including $2,546,818 in cash.
- *Net Income*. The Company has had net income of $44,761 and net losses of $92,823 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities*. The Company's liabilities totaled $6,823,733 for the fiscal year ended December 31, 2022 and $6,489,950 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

New Way Homes expects that it will require additional sources of financing to both scale its impact and be financially sustainable. The Company currently has cash and loan drawdown capacity for all of its projected expenses and uses of capital for the next two quarters and has applications pending for all of its projected capital needs for 2024.

Runway & Short/Mid Term Expenses

New Way Homes, Inc. cash in hand is $520,993, as of September 22, 2023. Over the last three months, revenues have averaged $102,945/month and operational expenses have averaged $55,455/month, for an average net margin of $47,490 per month. Our intent is to sustain profitability.

Since 12/31/22, there are a few material changes in our finances or operations. NWH repaid three loans, which were previous loans for $895,801 in total. One project (Genesis Worship Center) repaid NWH in full for NWH's loan to that project (payoff amount was $255,464 on 1/31/2023). NWH was approved for a new loan of $1M from Common Spirit for pre-development work on projects in Santa Cruz County and drew down $500k of this

loan in August, 2023, leaving an additional $500k of drawdown capacity. The loan from Adrian Dominican Sisters of $250,000 that was due on 9/1/23 was renewed for an additional 5 years, now as an unsecured loan. NWH received an unrestricted grant of $150,000 from the Chan Zuckerberg Initiative in July, 2023.

New Way Homes income and expenses will be much larger in certain months in the fall of 2023 because NWH is under contract to receive grant funds of over $800,000 to cover direct expenses on a contaminated soil cleanup project in Salinas. Outside of that one project, we expect income and expenses in the next 3-6 months to be similar to the last three months reported here.

As a 501(c)3 non-profit organization, our goal is to be self-sustaining but not to grow an increasing profit beyond what is needed for sustainability. NWH is currently slightly profitable. We have enough cash in the bank to cover the basic required cash flow through early 2024 and have additional loan draw-down capacity.

All past sources of debt capital that remain outstanding are listed under Debt in Past Raises. NWH is also currently engaged with multiple foundations and CDFIs about upcoming new loans both for pre-development costs across multiple projects and for specific projects.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28. The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Sibley Simon, certify that:

(1) the financial statements of New Way Homes, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of New Way Homes, Inc. included in this Form reflects accurately the information reported on the tax return for New Way Homes, Inc. filed for the most recently completed fiscal year.

Sibley Simon
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://https://www.newwayhomes.org/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6

Appendix D: Director & Officer Work History

Andrew Ow
Aura Oslapas
Christine Sippl
James Rector
John Ballard
Micah Silvey

Owen Lawlor
Robert Singleton
Sibley Simon
Uche Uwahemu

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- New Way Homes Investment Note
- New Way Homes Investment Note Early Bird

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5
- Financials 6

Appendix D: Director & Officer Work History

- Andrew Ow
- Aura Oslapas
- Christine Sippl
- James Rector
- John Ballard
- Micah Silvey
- Owen Lawlor
- Robert Singleton
- Sibley Simon
- Uche Uwahemu

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

New Way Homes, Inc.

By

Sibley V. Simon

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

SIGN

Sibley V. Simon

President
10/19/2023

Andrew Ow

Director
10/19/2023

Micah silvey

Director
10/20/2023

Sibley V. Simon

President

10/23/2023

John Ballard

Tresurer
10/25/2023

Robert Singleton

Secretary
11/2/2023

Uche Uwahemu

Board Member
11/8/2023

James Rector

Board member
11/8/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.